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+--------+
| FORM 3 |     UNITED STATES SECURITIES AND EXCHANGE COMMISSION
+--------+                  Washington, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*

    M-FOODS INVESTORS, LLC
    ----------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

    c/o Vestar Capital Partners IV, L.P.
    245 Park Avenue, 41st Floor
    ----------------------------------------------------------------------------
                                   (Street)

       New York                     New York                          10167
    ----------------------------------------------------------------------------
        (City)                      (State)                           (Zip)


2.  Date of Event Requiring Statement (Month/Day/Year)  12/21/2000
                                                      --------------

3.  IRS Identification Number of Reporting Person, if an Entity
    (Voluntary)  Applied For
                --------------

4.  Issuer Name and Ticker or Trading Symbol  MICHAEL FOODS, INC.  NASDAQ-"MIKL"
                                             -----------------------------------

5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)

    [ ] Director    [ ] Officer             [X] 10% Owner    [ ] Other
                        (give title below)                       (specify below)


    ----------------------------------------------------------------------------

6.  If Amendment, Date of Original (Month/Day/Year)            N/A
                                                    ----------------------------
7.  Individual or Joint/Group Filing (Check Applicable Line)

    _____ Form Filed by One Reporting Person
      X
    _____ Form filed by More than One Reporting Person

             TABLE I--NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

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1. Title           2. Amount of         3. Ownership Form:  4. Nature of
   of                 Securities Bene-     Direct (D) or       Indirect Bene-
   Security           ficially Owned       Indirect (I)        ficial Ownership
   (Instr. 4)         (Instr. 4)           (Instr. 5)          (Instr. 5)
--------------------------------------------------------------------------------
   Common Stock         See Note 1           See Note 1           See Note 1
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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see instruction
5(b)(v).
                                                                 SEC 1473 (7-96)

              TABLE II--DERIVATIVE SECURITIES BENEFICIALLY OWNED
        (e.g., puts, calls, warrants, options, convertible securities)

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 1. Title of Derivative        2. Date Exer-    3. Title and Amount of Securities   4. Conversion   5. Ownership   6. Nature of In-
    Security (Instr. 4)           cisable and      Underlying Derivative Security      or              Form of        direct Bene-
                                  Expiration       (Instr. 4)                          Exercise        Derivative     ficial
                                  Date                                                 Price           Securities:    Ownership
                                  (Month/Day/                                          of              Direct (D)     (Instr. 5)
                                  Year)                                                Derivative      or In-
                              ----------------------------------------------------     Security        direct (I)
                               Date      Expira-                        Amount or                      (Instr. 5)
                               Exer-     tion            Title          Number of
                               cisable   Date                           Shares
------------------------------------------------------------------------------------------------------------------------------------

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
Explanation of Responses: See attached sheet.


**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                              M-FOODS INVESTORS, LLC


                                   /s/ Jack M. Feder              01/02/2001
                              -------------------------------  -----------------
                              **Signature of Reporting Person        Date

                                                                 SEC 1473 (7-96)

                              Attachment to Form 3
                              --------------------

                                       Name and Address of Reporting Person:

                                            M-Foods Investors, LLC
                                            c/o Vestar Capital Partners IV, L.P.
                                            245 Park Avenue, 41st Floor
                                            New York, New York 10167

                                       Date of Event Requiring Statement:

                                            12/21/2000

                                       Issuer Name and Ticket or Trading Symbol:

                                            Michael Foods, Inc.
                                            NASDAQ - "MIKL"


          Pursuant to Rule 16a-3(j) promulgated under the Exchange Act, this Form 3 is also being filed on behalf of the Reporting Persons listed below.

          Except as set forth below, all of the information set forth in this Form 3 filed by M-Foods Investors, LLC ("Investors") is identical with respect to the additional Reporting Persons set forth below.

Name of Reporting Person:

1. Vestar Capital Partners IV, L.P., a Delaware limited partnership ("Vestar"), is the sole unitholder of Investors; c/o Vestar Capital Partners IV, L.P., 245 Park Avenue, 41st Floor, New York, New York, 10167.

2. Vestar Associates IV, L.P., a Delaware limited partnership ("Associates"), is general partner of Vestar; c/o Vestar Capital Partners IV, L.P., 245 Park Avenue, 41st Floor, New York, New York, 10167.

3. Vestar Associates Corporation IV, a Delaware corporation, is general partner of Associates; c/o Vestar Capital Partners IV, L.P., 245 Park Avenue, 41st Floor, New York, New York, 10167.

4. Marathon Fund Limited Partnership IV, a Delaware limited partnership ("Marathon"); Miltiades, LLC, a Delaware limited liability company, is the sole general partner of Marathon; c/o Goldner Hawn Johnson and Morrison, 5250 Wells Fargo Center, 90 South Seventh Street, Minneapolis, Minnesota 55402-4123.

5. Miltiades, LLC, a Delaware limited liability company, is the sole general partner of Marathon.

Explanation of Responses:              Name and Address of Reporting Person:
                                            M-Foods Investors, LLC
                                            c/o Vestar Capital Partners IV, L.P.
                                            245 Perk Avenue, 41st Floor
                                            New York, New York 10167

                                       Date of Event Requiring Statement:
                                            12/21/2000

                                       Issuer Name and Ticker or Trading Symbol:
                                            Michael Foods, Inc.
                                            NASDAQ--"MIKL"

     Note 1.

          On December 21, 2000, a Special Committee of the Board of Directors of the Issuer approved, and the Issuer, M-Foods Holdings, Inc., a Delaware corporation ("Holdings"), and Protein Acquisition Corp., a Minnesota corporation and wholly owned subsidiary of Holdings ("MergerSub"), entered into, an Agreement and Plan of Merger (the "Merger Agreement") providing that, upon the terms and subject to the conditions thereof, MergerSub will merge with and into the Issuer (the "Merger"), with the Issuer continuing as the surviving corporation.

          In connection with the signing of the Merger Agreement, certain existing shareholders of the Issuer entered into a letter agreement with Investors pursuant to which such person agreed (a) to vote all shares of Common Stock in favor of the Merger and against any other acquisition or any amendment to the articles of incorporation or by-laws of the Issuer designed to frustrate the Merger, (b) not to dispose of or encumber any of its shares of or options to purchase the Common Stock before the Closing, or to take any action that would restrict such person's ability to perform any and all actions contemplated by the Merger Agreement and (c) to grant an irrevocable proxy coupled with an interest to Investors, and to appoint Investors as such person's attorney-in-fact, and that such grant would supersede all previous grants of proxy. As a result of the execution of such letter agreements, Investors and each of the other Reporting Persons may be deemed to have beneficial ownership over the shares owned by such existing shareholders and therefore may be deemed to be 10% owners.

Signatures of Reporting Persons:       Name and Address of Reporting Person:
                                            M-Foods Investors, LLC
                                            c/o Vestar Capital Partners IV, L.P.
                                            245 Park Avenue, 41st Floor
                                            New York, New York 10167

                                       Date of Event Requiring Statement:
                                            12/21/2000

                                       Issuer Name and Ticker or Trading Symbol:
                                            Michael Foods, Inc.
                                            NASDAQ--"MIKL"


                         VESTAR CAPITAL PARTNERS IV, L.P.

                         By: Vestar Associates IV, L.P.
                         Its: Sole General Partner

                         By: Vestar Associates Corporation IV
                         Its: General Partner

                         By: /s/ Jack M. Feder
                             ____________________________
                         Name: Jack M. Feder
                         Its:  Managing Director and
                               General Counsel

                         VESTAR ASSOCIATES IV, L.P.

                         By Vestar Associates Corporation IV
                         Its: General Partner

                         By: /s/ Jack M. Feder
                             ____________________________
                         Name: Jack M. Feder
                         Its:  Managing Director and
                               General Counsel

                         VESTAR ASSOCIATES CORPORATION IV

                         By: /s/ Jack M. Feder
                             ____________________________
                         Name: Jack M. Feder
                         Its:  Managing Director and
                               General Counsel

                         MARATHON FUND LIMITED PARTNERSHIP IV

                         By: Miltiades, LLC
                         Its: Sole General Partner

                         By: /s/ Michael S. Israel
                             ____________________________
                         Name: Michael S. Israel
                         Its:  Authorized Member

                                       Name and Address of Reporting Person:
                                            M-Foods Investors, LLC
                                            c/o Vestar Capital Partners IV, L.P.
                                            245 Park Avenue, 41st Floor
                                            New York, New York 10167

                                       Date of Event Requiring Statement:
                                            12/21/2000

                                       Issuer Name and Ticker or Trading Symbol:
                                            Michael Foods, Inc.
                                            NASDAQ--"MIKL"

                         MILTIADES, LLC

                         By: /s/ Michael S. Israel
                             ____________________________
                         Name: Michael S. Israel
                         Its:  Authorized Member